

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Yongsheng Liu
Chief Executive Officer
Goldenbridge Acquisition Ltd
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong

> **Re: Goldenbridge Acquisition Ltd**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on January 20, 2021**
> **File No. 333-248662**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our October 1, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Signatures, page II-4

1. We note your response to prior comment 1 and we reissue the comment. Please revise to indicate that the registration statement has been signed by the company's authorized representative in the United States. See Instruction 1 to Signatures on Form S-1.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng 202-551-3457 at or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction